Exhibit 99.1
The following risk factors were included on pages S-11 to S-26, S-28, S-29 and S-32 to S-34 of the Company’s Prospectus Supplement, dated August 3, 2010 (to the Prospectus dated August 2, 2010) and are incorporated by reference into Part II, Item 1A of the quarterly report on Form 10-Q to which this Exhibit 99.1 is filed as an exhibit.
RISK FACTORS
An investment in our securities may involve various risks. Prior to making a decision about investing in our securities, and in consultation with your own financial and legal advisors, you should carefully consider, among other matters, the risks described below as well as other information and data included in, or incorporated by reference into, this prospectus supplement and accompanying prospectus. If any of the events described in the risk factors below occur, our business, financial condition, operating results and prospects could be materially adversely affected, which in turn could adversely affect our ability to repay the notes or the trading price of the notes and our common stock.
Risks Related to Our Business
Our Medical Segment is subject to extensive government regulation, which may require us to incur significant expenses to ensure compliance. Our failure to comply with those regulations could have a material adverse effect on our results of operations and financial condition.
The products within our Medical Segment are classified as medical devices and are subject to extensive regulation in the United States by the FDA and by comparable government agencies in other countries. The regulations govern the development, design, approval, manufacturing, labeling, importing and exporting and sale and marketing of many of our medical products. These regulations are also subject to future change. Failure to comply with applicable regulations and quality assurance guidelines could lead to manufacturing shutdowns, product shortages, delays in product manufacturing, product seizures, recalls, operating restrictions, withdrawal or suspension of required licenses, and prohibitions against exporting of products to, or importing products from, countries outside the United States. We could be required to expend significant financial and human resources to remediate failures to comply with applicable regulations and quality assurance guidelines. See, for example, “— If we are unable to resolve issues raised in our FDA corporate warning letter, it could have a material adverse effect on our business, financial condition and results of operations, our relationship with the FDA and the perception of our products by hospitals, clinics and physicians”. In addition, civil and criminal penalties, including exclusion under Medicaid or Medicare, could result from regulatory violations. Any one or more of these events could have a material adverse effect on our business, financial condition and results of operations.
In the United States, before we can market a new medical device, or a new use of, or claim for, or significant modification to, an existing product, we must first receive either 510(k) clearance or approval of a premarket approval, or PMA, application from the FDA, unless an exemption applies. In the 510(k) clearance process, the FDA must determine that our proposed product is “substantially equivalent” to a device legally on the market, known as a “predicate” device, with respect to intended use, technology and safety and effectiveness, in order to clear the proposed device for marketing. The PMA pathway requires us to demonstrate the safety and effectiveness of the device based, in part, on data obtained in human clinical trials. Similarly, most major markets for medical devices outside the United States also require clearance, approval or compliance with certain standards before a product can be commercially marketed. The process of obtaining regulatory clearances and approvals to market a medical device, particularly from the FDA and certain foreign governmental authorities, can be costly and time consuming, and clearances and approvals might not be granted for new products on a timely basis, if at all. In addition, once a device has been cleared or approved, a new clearance or approval may be required before the device may be modified or its labelling changed. Furthermore, the FDA is currently reviewing its 510(k) clearance process, and may make the process more rigorous, which could require us to generate additional clinical or other data, and expend more time and effort, in obtaining future 510(k) product clearance. The regulatory clearance and approval process may result in, among other things, delayed realization of product revenues, in substantial additional costs or in limitations on indicated uses of products, any one of which could have a material adverse effect on our financial condition and results of operations.

Even after a product has received marketing approval or clearance, such product approval or clearance by the FDA can be withdrawn or limited due to unforeseen problems with the device or integrity issues relating to the marketing application. Later discovery of violations of FDA requirements for medical devices could result in FDA enforcement actions, including warning letters, fines, delays or suspensions of regulatory clearances, product seizures or recalls, injunctions, advisories or other field actions, and/or operating restrictions. Medical devices are cleared or approved for one or more specific intended uses. Promoting a device for an off-label use could result in FDA enforcement action.
Furthermore, our Medical Segment facilities are subject to periodic inspection by the FDA and other federal, state and foreign governmental authorities, which require manufacturers of medical devices to adhere to certain regulations, including the Quality System Regulation which requires testing, complaint handling, periodic audits, design controls, quality control testing and documentation procedures. FDA may also inspect for compliance with Medical Device Reporting Regulation, which requires manufacturers to submit reports to FDA of certain adverse events or malfunctions, and whether the facilities have submitted notifications of product recalls or other corrective actions in accordance with FDA regulations. Issues identified during such periodic inspections may result in warning letters, manufacturing shutdowns, product shortages, product seizures or recalls, fines and delays in product manufacturing, and may require significant resources to resolve.
Customers in our Medical Segment depend on third party coverage and reimbursement and the failure of healthcare programs to provide coverage and reimbursement, or the reduction in levels of reimbursement, for our medical products could adversely affect our Medical Segment.
The ability of our customers to obtain coverage and reimbursements for our medical products is important to our Medical Segment. Demand for many of our existing and new medical products is, and will continue to be, affected by the extent to which government healthcare programs and private health insurers reimburse our customers for patients’ medical expenses in the countries where we do business. Even when we develop or acquire a promising new product, we may find limited demand for the product unless reimbursement approval is obtained from private and governmental third party payors. Internationally, healthcare reimbursement systems vary significantly, with medical centers in some countries having fixed budgets, regardless of the level of patient treatment. Other countries require application for, and approval of, government or third party reimbursement. Without both favorable coverage determinations by, and the financial support of, government and third party insurers, the market for many of our medical products could be adversely affected.
We cannot be sure that third party payors will maintain the current level of coverage and reimbursement to our customers for use of our existing products. Adverse coverage determinations or any reduction in the amount of reimbursement could harm our business by altering the extent to which potential customers select our products and the prices they are willing to pay or otherwise. In addition, as a result of their purchasing power and continually rising healthcare costs, third party payors are implementing cost cutting measures such as discounts, price reductions, limitations on coverage and reimbursement for new medical technologies and procedures, or other incentives from medical products suppliers. These trends could lead to pressure to reduce prices for our existing products and potential new products and could cause a decrease in the size of the market or a potential increase in competition that could negatively affect our business, financial condition and results of operations.

We may incur material losses and costs as a result of product liability and warranty claims that may be brought against us and recalls, which may adversely affect our results of operations and financial condition. Furthermore, as a medical device company, we face an inherent risk of damage to our reputation if one or more of our products are, or are alleged to be, defective.
Our businesses expose us to potential product liability risks that are inherent in the design, manufacture and marketing of our products. In particular, our medical device products are often used in surgical and intensive care settings with seriously ill patients. Many of these products are designed to be implanted in the human body for varying periods of time, and component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks with respect to these or other products we manufacture or sell could result in an unsafe condition or injury to, or death of, the patient. As a result, we face an inherent risk of damage to our reputation if one or more of our products are, or are alleged to be, defective. In addition, our products for the aerospace and commercial industries are used in potentially hazardous environments. Although we carry product liability insurance, we may be exposed to product liability and warranty claims in the event that our products actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in bodily injury and/or property damage. The outcome of litigation, particularly any class-action lawsuits, is difficult to quantify. Plaintiffs often seek recovery of very large or indeterminate amounts, including punitive damages. The magnitude of the potential losses relating to these lawsuits may remain unknown for substantial periods of time and the cost to defend against any such litigation may be significant. Accordingly, we could experience material warranty or product liability losses in the future and incur significant costs to defend these claims.
In addition, if any of our products are, or are alleged to be, defective, we may voluntarily participate, or be required by applicable regulators, to participate in a recall of that product if the defect or the alleged defect relates to safety. In the event of a recall, we may experience lost sales and be exposed to individual or class-action litigation claims and reputational risk. Product liability, warranty and recall costs may have a material adverse effect on our business, financial condition and results of operations.
We are subject to healthcare fraud and abuse laws, regulation and enforcement; our failure to comply with those laws could have a material adverse effect on our results of operations and financial conditions.
We are also subject to healthcare fraud and abuse regulation and enforcement by the federal government and the states and foreign governments in which we conduct our business. The laws that may affect our ability to operate include:
•	the federal healthcare programs’ Anti-Kickback Law, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;
•	federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;

•	the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters; and
•	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.
If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, the exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations.
Further, the recently enacted the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (collectively, the “Healthcare Reform Act”), among other things, amends the intent requirement of the federal anti-kickback and criminal health care fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the Healthcare Reform Act provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.
The Healthcare Reform Act also imposes new reporting and disclosure requirements on device manufacturers for any “transfer of value” made or distributed to prescribers and other healthcare providers, effective March 30, 2013. Such information will be made publicly available in a searchable format beginning September 30, 2013. In addition, device manufacturers will also be required to report and disclose any investment interests held by physicians and their immediate family members during the preceding calendar year. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (and up to an aggregate of $1 million per year for “knowing failures”), for all payments, transfers of value or ownership or investment interests not reported in an annual submission.
In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians for marketing. Some states, such as California, Massachusetts and Vermont, mandate implementation of commercial compliance programs, along with the tracking and reporting of gifts, compensation, and other remuneration to physicians. The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.
If we are unable to resolve issues raised in our FDA corporate warning letter, it could have a material adverse effect on our business, financial condition and results of operations, our relationship with the FDA and the perception of our products by hospitals, clinics and physicians.
On October 11, 2007, our subsidiary Arrow received a corporate warning letter from the FDA. The letter expressed concerns with Arrow’s quality systems, including complaint handling, corrective and preventive action, process and design validation, inspection and training procedures. It also advised that Arrow’s corporate-wide program to evaluate, correct and prevent quality system issues had been deficient.

Our efforts to address the issues raised in the corporate warning letter have required the dedication of significant internal and external resources. We developed a comprehensive plan to correct these previously-identified regulatory issues and further improve overall quality systems and have substantially implemented the measures outlined in the plan. From the end of 2009 to the beginning of 2010, the FDA reinspected the Arrow facilities covered by the corporate warning letter and notified us of observations from those inspections. We have responded to the observations issued by the FDA.
In the third quarter of 2010, we began submitting requests for certificates to foreign governments, or CFGs, to the FDA for review, and recently received approvals of 41 of our 85 submitted requests. We believe that the FDA’s approval of these CFG requests is an indication that we have substantially corrected the quality system issues identified in the corporate warning letter. We have now submitted all of our currently eligible CFG requests to the FDA for review and anticipate receiving the FDA’s approval with respect to most of these requests in the third quarter of 2010. We will, however, continue to be unable to sell those products in those countries for which we do not currently have valid CFGs until we receive approvals with respect to those CFGs, and we cannot assure you we will receive approval of these CFG requests in the anticipated period of time, if at all.
While we continue to believe we have substantially remediated the issues raised in the corporate warning letter through the corrective actions taken to date, we have not received agreement with the FDA on final resolution of all outstanding issues. If our remedial actions are not satisfactory to the FDA, we may have to devote additional financial and human resources to our efforts, and the FDA may take further regulatory actions against us. These actions may include seizing our product inventory, assessing civil monetary penalties or seeking an injunction against us, which could in turn have a material adverse effect on our business, financial condition and results of operations.
Health care reform, including the recently enacted legislation, may have a material adverse effect on our industry and our results of operations.
Political, economic and regulatory influences are subjecting the health care industry to fundamental changes. In March 2010, the Healthcare Reform Act was enacted. It substantially changes the way health care is financed by both governmental and private insurers, encourages improvements in the quality of health care items and services, and significantly impacts the U.S. pharmaceutical and medical device industries. Among other things, the Healthcare Reform Act:
•	establishes a 2.3% deductible excise tax on any entity that manufactures or imports certain medical devices offered for sale in the United States, beginning 2013;
•	establishes a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research;
•	implements payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain health care services through bundled payment models, beginning on or before January 1, 2013; and
•	creates an independent payment advisory board that will submit recommendations to reduce Medicare spending if projected Medicare spending exceeds a specified growth rate.

We currently estimate the impact of the 2.3% deductible excise tax to be approximately $16.0 million annually, beginning 2013. However, we cannot predict at this time the full impact of the Healthcare Reform Act and/or other healthcare reform measures that may be adopted in the future on our financial condition, results of operations and cash flow.
An interruption in our manufacturing operations and/or our supply of raw materials may adversely affect our business.
Many of our key products across all three of our business segments are manufactured at single locations, with limited alternate facilities. If an event occurs that results in damage to one or more of our facilities, it may not be possible to timely manufacture the relevant products at previous levels or at all. In addition, in the event of delays or cancellations in shipments of raw materials by our suppliers, it may not be possible to timely manufacture the affected products at previous levels or at all. Furthermore, with respect to our Medical Segment, in the event of a disruption in our supply of certain components or materials, due to the stringent regulations and requirements of the FDA and other regulatory authorities regarding the manufacture of our products, we may not be able to quickly establish additional or replacement sources for such components or materials. A reduction or interruption in manufacturing, or an inability to secure alternative sources of raw materials or components that are acceptable to us, could have an adverse effect on our business, results of operations and financial condition.
We depend upon relationships with physicians and other health care professionals.
The research and development of some of our medical products is dependent on our maintaining strong working relationships with physicians and other health care professionals. We rely on these professionals to provide us with considerable knowledge and experience regarding our medical products and the development of our medical products. Physicians assist us as researchers, product consultants, inventors and as public speakers. If we fail to maintain our working relationships with physicians and receive the benefits of their knowledge, advice and input, our medical products may not be developed and marketed in line with the needs and expectations of the professionals who use and support our products, which could have a material adverse effect on our business, financial condition and results of operations.
We face strong competition. Our failure to successfully develop and market new products could adversely affect our results.
The medical device industry across all of our different product lines, as well as in each geographic market in which our products are sold, is highly competitive. We compete with many medical device companies ranging from small start-up enterprises which might only sell a single or limited number of competitive products or which may participate only in a specific market segment, to companies that are larger and more established than us with access to significant financial and marketing resources.
In addition, the medical device industry is characterized by extensive product research and development and rapid technological advances. Also, while our products for the aerospace and commercial industries generally have longer life cycles, many of those products require changes in design or other enhancements to meet the evolving needs of our customers. The future success of our business will depend, in part, on our ability to design and manufacture new competitive products and to enhance existing products. Our product development efforts may require substantial investment by us. There can be no assurance that unforeseen problems will not occur with respect to the development, performance or market acceptance of new technologies or products, such as the inability to:
•	identify viable new products;
•	obtain adequate intellectual property protection;

•	gain market acceptance of new products; or
•	successfully obtain regulatory approvals.
Moreover, we may not otherwise be able to successfully develop and market new products or enhance existing products. In addition, our competitors may currently be developing, or may develop and market in the future, technologies that are more effective than those that we develop or which may render our products obsolete. Our failure to successfully develop and market new products or enhance existing products could reduce our revenues and margins, which would have an adverse effect on our business, financial condition and results of operations.
We are subject to risks associated with our non-U.S. operations.
We have significant manufacturing and distribution facilities, research and development facilities, sales personnel and customer support operations outside the United States in countries such as Canada, Belgium, the Czech Republic, France, Germany, Ireland, Malaysia, Mexico, Norway and Singapore. As of December 31, 2009, approximately 41% of our net property, plant and equipment was located outside the United States. In addition, approximately 48% of our net revenues (based on business unit location) were derived from operations outside the United States. Approximately 69% of our full-time and temporary employees as of December 31, 2009 were employed in countries outside of the United States.
Our international operations are subject to varying degrees of risk inherent in doing business outside the United States, including:
•	exchange controls, currency restrictions and fluctuations in currency values;
•	trade protection measures;
•	potentially costly and burdensome import or export requirements;
•	laws and business practices that favor local companies;
•	changes in non-U.S. medical reimbursement policies and procedures;
•	subsidies or increased access to capital for firms who are currently or may emerge as competitors in countries in which we have operations;
•	scrutiny of foreign tax authorities which could result in significant fines, penalties and additional taxes being imposed on us;
•	potentially negative consequences from changes in tax laws;
•	restrictions and taxes related to the repatriation of foreign earnings;
•	differing labor regulations;
•	additional U.S. and foreign government controls or regulations;
•	difficulties in the protection of intellectual property; and
•	unsettled political and economic conditions and possible terrorist attacks against American interests.

In addition, the U.S. Foreign Corrupt Practices Act (the “FCPA”) and similar worldwide anti-bribery laws in non-U.S. jurisdictions generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. The FCPA also imposes accounting standards and requirements on publicly traded U.S. corporations and their foreign affiliates, which are intended to prevent the diversion of corporate funds to the payment of bribes and other improper payments, and to prevent the establishment of “off books” slush funds from which such improper payments can be made. Because of the predominance of government-sponsored health care systems around the world, many of our customer relationships outside of the United States are with governmental entities and are therefore subject to such anti-bribery laws. Our policies mandate compliance with these anti-bribery laws. Despite our training and compliance programs, our internal control policies and procedures may not always protect us from reckless or criminal acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction and result in a material adverse effect on our business, financial condition and results of operations. We also could suffer severe penalties, including criminal and civil penalties, disgorgement and other remedial measures, including further changes or enhancements to our procedures, policies and controls, as well as potential personnel changes and disciplinary actions.
Furthermore, we are subject to the export controls and economic embargo rules and regulations of the United States, including, but not limited to, the Export Administration Regulations and trade sanctions against embargoed countries, which are administered by the Office of Foreign Assets Control within the Department of the Treasury as well as the laws and regulations administered by the Department of Commerce. These regulations limit our ability to market, sell, distribute or otherwise transfer our products or technology to prohibited countries or persons. While we train our employees and contractually obligate our distributors to comply with these regulations, we cannot assure you that there will not be a violation, whether knowingly or inadvertently. Failure to comply with these rules and regulations may result in substantial penalties, including fines and enforcement actions and civil and/or criminal sanctions, the disgorgement of profits and the imposition of a court-appointed monitor, as well as the denial of export privileges, and debarment from participation in U.S. government contracts, and may have an adverse effect on our reputation.
These and other factors may have a material adverse effect on our international operations or on our business, results of operations and financial condition generally.
Further adverse developments in general domestic and global economic conditions combined with a continuation of volatile global credit markets could adversely impact our operating results, financial condition and liquidity.
We are subject to risks arising from adverse changes in general domestic and global economic conditions, including recession or economic slowdown and disruption of credit markets. The credit and capital markets experienced extreme volatility and disruption over the past year, leading to recessionary conditions and depressed levels of consumer and commercial spending. These recessionary conditions have caused customers to reduce, modify, delay or cancel plans to purchase our products and services. While recent indicators suggest modest improvement in the United States and global economy, we cannot predict the timing or extent of any economic recovery or the extent to which our customers will return to more normalized spending behaviors. If the recessionary conditions continue or worsen, our customers may terminate existing purchase orders or reduce the volume of products or services they purchase from us in the future.

Adverse economic and financial market conditions may also cause our suppliers to be unable to meet their commitments to us or may cause suppliers to make changes in the credit terms they extend to us, such as shortening the required payment period for outstanding accounts receivable or reducing the maximum amount of trade credit available to us. These types of actions by our suppliers could significantly affect our liquidity and could have a material adverse effect on our results of operations and financial condition. If we are unable to successfully anticipate changing economic and financial market conditions, we may be unable to effectively plan for and respond to those changes, and our business could be negatively affected.
In addition, the amount of goodwill and other intangible assets on our consolidated balance sheet have increased significantly in recent years, primarily as a result of the acquisition of Arrow International in 2007. Adverse economic and financial market conditions may result in future charges to recognize impairment in the carrying value of our goodwill and other intangible assets, which could have a material adverse effect on our financial results.
Foreign currency exchange rate, commodity price and interest rate fluctuations may adversely affect our results.
We are exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates, commodity prices and interest rates. We expect revenue from products manufactured in, and sold into, non-U.S. markets to continue to represent a significant portion of our net revenue. Our consolidated financial statements reflect translation of financial statements denominated in non-U.S. currencies to U.S. dollars, our reporting currency. When the U.S. dollar strengthens or weakens in relation to the foreign currencies of the countries where we sell or manufacture our products, such as the euro, our U.S. dollar-reported revenue and income will fluctuate. Although we have entered into forward contracts with several major financial institutions to hedge a portion of projected cash flows denominated in non-functional currency in order to reduce the effects of currency rate fluctuations, changes in the relative values of currencies may, in some instances, have a significant effect on our results of operations.
Many of our products have significant plastic resin content. We also use quantities of other commodities, such as aluminum. Increases in the prices of these commodities could increase the costs of our products and services. We may not be able to pass on these costs to our customers, particularly with respect to those products we sell pursuant to group purchase agreements, and this could have a material adverse effect on our results of operations and cash flows.
Increases in interest rates may adversely affect the financial health of our customers and suppliers and thus adversely affect their ability to buy our products and supply the components or raw materials we need, which could have a material adverse effect on our results of operations and cash flows.
Our strategic initiatives may not produce the intended growth in revenue and operating income.
Our strategies include making significant investments to achieve revenue growth and margin improvement targets. If we do not achieve the expected benefits from these investments or otherwise fail to execute on our strategic initiatives, we may not achieve the growth improvement we are targeting and our results of operations may be adversely affected.

In addition, as part of our strategy for growth, we have made, and may continue to make, acquisitions and divestitures and enter into strategic alliances such as joint ventures and joint development agreements. However, we may not be able to identify suitable acquisition candidates, complete acquisitions or integrate acquisitions successfully, and our strategic alliances may not prove to be successful. In this regard, acquisitions involve numerous risks, including difficulties in the integration of the operations, technologies, services and products of the acquired companies and the diversion of management’s attention from other business concerns. Although our management will endeavor to evaluate the risks inherent in any particular transaction, there can be no assurance that we will properly ascertain all such risks. In addition, prior acquisitions have resulted, and future acquisitions could result, in the incurrence of substantial additional indebtedness and other expenses. Future acquisitions may also result in potentially dilutive issuances of equity securities. There can be no assurance that difficulties encountered with acquisitions will not have a material adverse effect on our business, financial condition and results of operations.
We may not be successful in achieving expected operating efficiencies and sustaining or improving operating expense reductions, and may experience business disruptions associated with announced restructuring, realignment and cost reduction activities.
Over the past few years we have announced several restructuring, realignment and cost reduction initiatives, including significant realignments of our businesses, employee terminations and product rationalizations. While we have started to realize the efficiencies of these actions, these activities may not produce the full efficiency and cost reduction benefits we expect. Further, such benefits may be realized later than expected, and the ongoing costs of implementing these measures may be greater than anticipated. If these measures are not successful or sustainable, we may undertake additional realignment and cost reduction efforts, which could result in future charges. Moreover, our ability to achieve our other strategic goals and business plans may be adversely affected and we could experience business disruptions with customers and elsewhere if our restructuring and realignment efforts prove ineffective.
Fluctuations in our effective tax rate and changes to tax laws may adversely affect our results.
As a company with significant operations outside of the United States, we are subject to taxation in numerous countries, states and other jurisdictions. As a result, our effective tax rate is derived from a combination of applicable tax rates in the various countries, states and other jurisdictions in which we operate. In preparing our financial statements, we estimate the amount of tax that will become payable in each of the countries, states and other jurisdictions in which we operate. Our effective tax rate may, however, be lower or higher than experienced in the past due to numerous factors, including a change in the mix of our profitability from country to country, changes in accounting for income taxes and changes in tax laws. Any of these factors could cause us to experience an effective tax rate significantly different from previous periods or our current expectations, which could have an adverse effect on our business and results of operations.
In addition, unfavorable results of tax audits and changes in tax laws in jurisdictions in which we operate, among other things, could adversely affect our results of operations and cash flows.

Our technology is important to our success, and our failure to protect our intellectual property rights could put us at a competitive disadvantage.
We rely on the patent, trademark, copyright and trade secret laws of the United States and other countries to protect our proprietary rights. Although we own numerous U.S. and foreign patents and have applied for numerous patent applications, we cannot assure you that any pending patent applications will issue, or that any patents, issued or pending, will provide us with any competitive advantage or will not be challenged, invalidated or circumvented by third parties. In addition, we rely on confidentiality and non-disclosure agreements with employees and take other measures to protect our know-how and trade secrets. The steps we have taken may not prevent unauthorized use of our technology by unauthorized parties or competitors who may copy or otherwise obtain and use these products or technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. There is no guarantee that current and former employees, contractors and other parties will not breach their confidentiality agreements with us, misappropriate proprietary information or copy or otherwise obtain and use our information and proprietary technology without authorization or otherwise infringe on our intellectual property rights. Moreover, there can be no assurance that others will not independently develop the know-how and trade secrets or develop better technology than our own, which could reduce or eliminate any competitive advantage we have developed. Our inability to protect our proprietary technology could result in competitive harm that could adversely affect our business.
Our products or processes may infringe the intellectual property rights of others, which may cause us to pay unexpected litigation costs or damages or prevent us from selling our products.
We cannot be certain that our products do not and will not infringe issued patents or other intellectual property rights of third parties. We may be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the intellectual property rights of third parties. Any such claims, whether or not meritorious, could result in litigation and divert the efforts of our personnel. If we are found liable for infringement, we may be required to enter into licensing agreements (which may not be available on acceptable terms or at all) or to pay damages and to cease making or selling certain products. We may need to redesign some of our products or processes to avoid future infringement liability. Any of the foregoing could be detrimental to our business.
Other pending and future litigation may lead us to incur significant costs and have an adverse effect on our business.
We also are party to various lawsuits and claims arising in the normal course of business involving contracts, intellectual property, import and export regulations, employment and environmental matters. The defense of these lawsuits may divert our management’s attention, and we may incur significant expenses in defending these lawsuits. In addition, we may be required to pay damage awards or settlements, or become subject to injunctions or other equitable remedies, that could have a material adverse effect on our financial condition and results of operations. While we do not believe that any litigation in which we are currently engaged would have such an adverse effect, the outcome of litigation, including regulatory matters, is often difficult to predict, and we cannot assure that the outcome of pending or future litigation will not have a material adverse effect on our business, financial condition or results of operations.
Our operations expose us to the risk of material environmental liabilities, litigation and violations.
We are subject to numerous foreign, federal, state and local environmental protection and health and safety laws governing, among other things:
•	the generation, storage, use and transportation of hazardous materials;
•	emissions or discharges of substances into the environment; and
•	the health and safety of our employees.

These laws and government regulations are complex, change frequently and have tended to become more stringent over time. We cannot provide assurance that our costs of complying with current or future environmental protection and health and safety laws, or our liabilities arising from past or future releases of, or exposures to, hazardous substances will not exceed our estimates or will not adversely affect our financial condition and results of operations. Moreover, we may become subject to additional environmental claims, which may include claims for personal injury or cleanup, based on our past, present or future business activities, which could also adversely affect our financial condition and results of operations.
Our Aerospace Segment is subject to government regulation, which may require us to incur expenses to ensure compliance. Our failure to comply with those regulations could have adverse effect on our results of operations.
The U.S. Federal Aviation Administration (the “FAA”) regulates the manufacture and sale of some of our aerospace products and licenses for the operation of our repair stations. Comparable agencies, such as the European Aviation Safety Agency in Europe (the “EASA”), regulate these matters in other countries. If we fail to qualify for or obtain a required license for one of our products or services or lose a qualification or license previously granted, the sale of the subject product or service would be prohibited by law until such license is obtained or renewed and our business, financial condition and results of operations could be materially adversely affected. In addition, designing new products to meet existing regulatory requirements and retrofitting installed products to comply with new regulatory requirements can be expensive and time consuming.
From time to time, the FAA, the EASA or comparable agencies propose new regulations or changes to existing regulations. These changes or new regulations generally increase the costs of compliance. To the extent the FAA, the EASA or comparable agencies implement regulatory changes, we may incur significant additional costs to achieve compliance.
If we fail to establish and maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired, which would adversely affect our consolidated results, and our ability to operate our business and our stock price.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States.
Any failure on our part to remedy any identified control deficiencies, or any delays or errors in our financial reporting, would have a material adverse effect on our business, results of operations, or financial condition.
Our workforce covered by collective bargaining and similar agreements could cause interruptions in our provision of products and services.
Approximately 13% of our net revenues are generated by operations for which a significant part of our workforce is covered by collective bargaining agreements and similar agreements in foreign jurisdictions. It is likely that a portion of our workforce will remain covered by collective bargaining and similar agreements for the foreseeable future. Strikes or work stoppages could occur that would adversely impact our relationships with our customers and our ability to conduct our business.

Risks Related to Our Indebtedness and This Offering
Our substantial indebtedness could adversely affect our business, financial condition or results of operations and prevent us from fulfilling our obligations under the notes.
We have and, after this offering, will continue to have a significant amount of indebtedness. As of June 27, 2010, we had total consolidated indebtedness of $1,169.7 million on an actual basis and would have had $1,133.1 million (which amount, with respect to the notes, reflects the face amount of the notes) on an as adjusted basis after giving effect to the Refinancing Transactions.
Our substantial level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness, including the notes. It could also have significant effects on our business. For example, it could:
•	make it more difficult for us to satisfy our obligations with respect to the notes;
•	increase our vulnerability to general adverse economic and industry conditions;
•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;
•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;
•	restrict us from exploiting business opportunities;
•	place us at a competitive disadvantage compared to our competitors that have less indebtedness; and
•	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general corporate purposes.
Despite current substantial indebtedness levels, we and our subsidiaries may still be able to incur substantially more indebtedness. This could further exacerbate the risks associated with our substantial leverage.
We and our subsidiaries may be able to incur substantial additional indebtedness in the future, including secured indebtedness. For example, as of June 27, 2010, on an as adjusted basis after giving effect to the Refinancing Transactions, after taking into account the limitations under the covenants under the Credit Facilities and the Existing Senior Notes, we would have had approximately $345.4 million borrowing capacity, consisting of $311.0 million of aggregate borrowing capacity under our revolving credit facility and $34.4 million of borrowing capacity under our accounts receivable securitization facility. Except for the limitation on our ability to incur any indebtedness that is subordinated in right of payment to any senior indebtedness and senior in right of payment to the notes, the indenture does not limit the amount of indebtedness which may be issued by us or our subsidiaries under the indenture or otherwise. Adding new indebtedness to current debt levels could make it more difficult for us to satisfy our obligations with respect to the notes.

Our indebtedness may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.
The Credit Facilities and Existing Senior Notes contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests such as incur debt, create liens, consolidate, merge or dispose of certain assets, make certain investments and engage in certain acquisitions. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts.
We may not be able to generate sufficient cash to service all of our indebtedness, including the notes. Our ability to generate cash depends on many factors beyond our control. We may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
Our ability to make payments on, and to refinance, our indebtedness, including the notes, and to fund planned capital expenditures, research and development efforts, working capital, acquisitions and other general corporate purposes depends on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors, some of which are beyond our control. If we do not generate sufficient cash flow from operations or if future borrowings are not available to us in an amount sufficient to pay our indebtedness, including the notes, or to fund our liquidity needs, we may be forced to:
•	refinance all or a portion of our indebtedness, including the notes, on or before the maturity thereof;
•	sell assets;
•	reduce or delay capital expenditures; or
•	seek to raise additional capital.
In addition, we may not be able to affect any of these actions on commercially reasonable terms or at all. Our ability to refinance this indebtedness will depend on our financial condition at the time, the restrictions in the instruments governing our indebtedness and other factors, including market conditions. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance or restructure our obligations on commercially reasonable terms or at all, would have an adverse effect, which could be material, on our business, financial condition and results of operations, as well as our ability to satisfy our obligations in respect of the notes.
We are a holding company. Substantially all of our business is conducted through our subsidiaries. Our ability to repay our debt, including the notes, depends on the performance of our subsidiaries and their ability to make distributions to us. Claims of noteholders will be structurally subordinated to claims of creditors of our subsidiaries because our subsidiaries will not guarantee the notes.
We are a holding company. Substantially all of our business is conducted through our subsidiaries, which are separate and distinct legal entities. Therefore, our ability to service our indebtedness, including the notes, is dependent on the earnings and the distribution of funds (whether by dividend, distribution or loan) from our subsidiaries. None of our subsidiaries is obligated to make funds available to us for payment on the notes. We cannot assure you that the agreements governing the existing and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund payments on the notes when due. In addition, any payment of dividends, distributions or loans to us by our subsidiaries could be subject to restrictions on dividends or repatriation of earnings under applicable local law and monetary transfer restrictions in the jurisdictions in which our subsidiaries operate. Furthermore, payments to us by our subsidiaries will be contingent upon our subsidiaries’ earnings.

We may not pay dividends on our common stock in the future.
Holders of our common stock are only entitled to receive dividends as our board of directors may declare out of funds legally available for such payments. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, compliance with debt instruments, legal requirements and other factors as our board of directors deems relevant. We cannot assure you that the current $0.34 quarterly cash dividend will not be reduced, or eliminated, in the future.
The contingent conversion features of the notes, if triggered, may adversely affect our financial condition.
In the event a conversion contingency is triggered, holders of notes will be entitled to convert the notes at any time during specified periods at their option. See “Description of Notes — Conversion Rights”. If one or more holders elect to convert their notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock (other than cash in lieu of any fractional shares), we would be required to settle a portion of or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their notes, if the method of settlement effective during the period reflected in the financial statements is cash settlement or combination settlement, we would be required under applicable accounting rules to reclassify all of the outstanding principal of the notes as a current rather than long-term liability in such financial statements, which would result in a material reduction of our net working capital.
The convertible note hedge transactions and warrant transactions may affect the value of the notes and our common stock.
In connection with the pricing of the notes, we intend to enter into privately negotiated convertible note hedge transactions with the hedge counterparties. The convertible note hedge transactions cover, subject to customary anti-dilution adjustments, the number of shares of our common stock that will initially underlie the notes sold in the offering. The convertible note hedge transactions are expected to reduce our exposure to potential dilution with respect to our common stock and/or reduce our exposure to potential cash payments that may be required to be made by us upon conversion of the notes. Separately, we also intend to enter into privately negotiated warrant transactions relating to the same number of shares of our common stock with the hedge counterparties with a strike price of $74.648, subject to customary anti-dilution adjustments, pursuant to which we may be obligated to issue shares of our common stock. The warrant transactions could have a dilutive effect with respect to our common stock or, if we so elect, obligate us to make cash payments to the extent that the market price per share of our common stock exceeds the strike price of the warrants on any expiration date of the warrants.
In connection with establishing its initial hedges of the convertible note hedge transactions and the warrant transactions, the hedge counterparties (and/or their affiliates):
•	expect to enter into various cash-settled over-the-counter derivative transactions with respect to our common stock concurrently with, or shortly following, the pricing of the notes; and
•	may unwind these cash-settled over-the-counter derivative transactions and purchase shares of our common stock in open market transactions shortly following the pricing of the notes.

These activities could have the effect of increasing or preventing a decline in the price of our common stock concurrently with or shortly following the pricing of the notes. The effect, including the direction or magnitude of the effect of these activities, if any, on the market price of our common stock or the notes will depend on several factors, including market conditions, and cannot be ascertained at this time.
In addition, the hedge counterparties (and/or their affiliates) expect to modify their hedge positions following the pricing of the notes from time to time (and are likely to do so during any conversion period related to the conversion of the notes) by entering into or unwinding various over-the-counter derivative transactions with respect to shares of our common stock, and/or by purchasing or selling shares of our common stock or the notes in privately negotiated transactions and/or open market transactions. The effect, if any, of these transactions and activities on the market price of our common stock or the notes will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the value of our common stock and the value of the notes and, as a result, the value that you will receive upon the conversion of the notes.
The decision by the hedge counterparties (and/or their affiliates) to engage in any of these hedging transactions and discontinue any of these transactions with or without notice, once commenced, is within the sole discretion of the hedge counterparties (and/or their affiliates).
In addition, if the convertible note hedge transactions and warrant transactions fail to become effective, or if the offering is not completed, the hedge counterparties or their affiliates may unwind their hedge positions with respect to our common stock, which could adversely affect the value of our common stock and, if the notes have been issued, the value of the notes.
See “Description of the Concurrent Convertible Note Hedge Transactions and Warrant Transactions” and “Underwriting; Conflicts of Interest”.
The convertible note hedge transactions and the warrant transactions are separate transactions (in each case entered into by us with the hedge counterparties), are not part of the terms of the notes and will not affect holders’ rights under the notes. As a holder of the notes, you will not have any rights with respect to the convertible note hedge transaction or the warrant transactions.
We are subject to counterparty risk with respect to the convertible note hedge transactions.
Each hedge counterparty is a financial institution or the affiliate of a financial institution, and we will be subject to the risk that one or more hedge counterparties may default under the convertible note hedge transactions. Our exposure to the credit risk of each hedge counterparty will not be secured by any collateral. Recent global economic conditions have resulted in the actual or perceived failure or financial difficulties of many financial institutions, including a bankruptcy filing by Lehman Brothers Holdings Inc. and its various affiliates. If a hedge counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under the convertible note hedge transaction with that hedge counterparty. Our exposure will depend on many factors but, generally, the increase in our exposure will be correlated to the increase in our stock market price and in volatility of our common stock. In addition, upon a default by a hedge counterparty, we may suffer adverse tax consequences and dilution with respect to our common stock. We can provide no assurances as to the financial stability or viability of the hedge counterparties.

The market price of our common stock has in the past been, and may in the future be, volatile. This volatility may adversely affect the trading price of the notes and the price at which you could sell shares of our common stock you receive upon conversion, if any.
The market price of our common stock has varied between a low of $42.34 on July 20, 2009 and a high of $66.07 on April 20, 2010 in the twelve-month period ended June 30, 2010. This volatility may affect the price at which you could sell the shares of our common stock, if any, you receive upon conversion of your notes, and the sale of substantial amounts of our common stock could adversely affect the price of our common stock. Our stock price is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including:
•	variations in our quarterly operating results from our expectations or those of securities analysts or investors;
•	strategic actions by us or our competitors, such as significant acquisitions, strategic partnerships, joint ventures or capital commitments;
•	changes in market valuations or operating performance of our competitors or companies similar to us;
•	additions and departures of key personnel;
•	downward revisions in securities analysts’ estimates;
•	changes in accounting standards, policies, guidance, interpretations or principles applicable to our business;
•	conditions in the industries in which we compete;
•	general global macroeconomic conditions; and
•	economic, financial, geopolitical, regulatory or judicial events that affect us or the financial markets generally.
In addition, in recent years, the global equity markets have experienced substantial price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies including us and other companies in our industries. The price of our common stock could fluctuate based on factors that have little or nothing to do with our company and are outside of our control, and these fluctuations could materially reduce the price of our common stock and your ability to sell the shares you receive, if any, upon conversion of your notes at a price at or above the price your paid for your investment.
We may Issue additional shares of our common stock or instruments convertible into our common stock, including in connection with conversions of notes, which could lower the price of our common stock and adversely affect the trading price of the notes.
Subject to lock-up provisions that apply for the first 90 days after the date of this prospectus supplement, we are not restricted from issuing additional shares of our common stock or other instruments convertible into our common stock during the life of the notes. As of June 27, 2010, we had outstanding approximately 39.9 million shares of our common stock, options to purchase approximately 2.5 million shares of our common stock (of which approximately 1.5 million were vested as of that date), approximately 0.4 million of restricted stock awards (which are expected to vest over the next three years) and approximately 20,000 shares of our common stock to be distributed from the deferred compensation plan. In addition, a substantial number of shares of our common stock is reserved for issuance upon the exercise of stock options, upon conversion of the notes and upon the exercise of the warrants to be issued in connection with this offering. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price for our common stock.

If we issue additional shares of our common stock or instruments convertible into our common stock, it may materially and adversely affect the price of our common stock and, in turn, the price of the notes. Furthermore, the conversion of some or all of the notes may dilute the ownership interests of existing stockholders, and any sales in the public market of such shares of our common stock issuable upon any conversion of the notes could adversely affect prevailing market prices of our common stock. In addition, the anticipated issuance and sale of substantial amounts of common stock or conversion of the notes into shares of our common stock could depress the price of our common stock.
Certain provisions of our corporate governing documents and Delaware law could discourage, delay, or prevent a merger or acquisition.
Provisions of our certificate of incorporation and bylaws could impede a merger, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our common stock. For example, our certificate of incorporation authorizes our board of directors to determine the number of shares in a series, the consideration, dividend rights, liquidation preferences, terms of redemption, conversion or exchange rights and voting rights, if any, of unissued series of preferred stock, without any vote or action by our stockholders. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. We are also subject to Section 203 of the Delaware General Corporation Law, which imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. These provisions could have the effect of delaying or deterring a third party to acquire us even if an acquisition might be in the best interest of our stockholders, and accordingly could reduce the market price of our common stock and the value of your notes.
Certain provisions in the notes and the indenture could delay or prevent an otherwise beneficial takeover or takeover attempt of us.
Certain provisions in the notes and the indenture could make it more difficult or more expensive for a third party to acquire us. For example, if an acquisition event constitutes a fundamental change, holders of the notes will have the right to require us to purchase their notes in cash. In addition, if an acquisition event constitutes a make-whole fundamental change, we may be required to increase the conversion rate for holders who convert their notes in connection with such acquisition event. In either case, and in other cases, our obligations under the notes and the indenture could increase the cost of acquiring us or otherwise discourage a third party from acquiring us or removing incumbent management, and accordingly could reduce the market price of our common stock and the value of your notes.
The accounting method for convertible debt securities that may be settled in cash, such as the notes, could have an adverse effect on our reported financial results.
In May 2008, the Financial Accounting Standards Board, which we refer to as FASB, issued ASC 470-20. Under ASC 470-20, an entity must separately account for the liability and equity components of the convertible debt instruments (such as the notes) that may be settled entirely or partially in cash upon conversion in a manner that reflects the issuer’s economic interest cost. ASC 470-20 requires the fair value of the conversion option of the notes be reported as a component of stockholders’ equity and included in the additional paid-in-capital on our consolidated balance sheet. The value of the conversion option of the notes will be reported as discount to the notes. We will report lower net income in our financial results because ASC 470-20 will require interest to include both the current period’s amortization of the debt discount (non-cash interest) and the instrument’s cash interest, which could adversely affect our reported or future financial results, the trading price of our common stock and the trading price of the notes.